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                                   FORM T-1
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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                ---------------

                           STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF
                  A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                                ---------------

                     CHECK IF AN APPLICATION TO DETERMINE
                     ELIGIBILITY OF A TRUSTEE PURSUANT TO
                             SECTION 305(B)(2) [X]

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                    UNITED STATES TRUST COMPANY OF NEW YORK
              (Exact name of trustee as specified in its charter)


                 New York                                     13-3818954
      (Jurisdiction of incorporation                       (I.R.S. employer
       if not a U.S. national bank)                       identification No.)

           114 West 47th Street                               10036-1532
               New York, NY                                   (Zip Code)
          (Address of principal
            executive offices)

                                -----------------

                                  MGM Mirage
              (Exact name of obligor as specified in its charter)

                 Delaware                                     88-0215232
     (State or other jurisdiction of                       (I.R.S. employer
      incorporation or organization)                      identification No.)

                           3600 Las Vegas Boulevard
                            Las Vegas, Nevada 89109
                   (Address of principal executive offices)

                                Debt Securities
                 MGM Mirage Senior Subordinated Notes due 2011
                      (Title of the indenture securities)

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Parent:
MGM MIRAGE, a Delaware corporation

Guarantor Subsidiaries: JANUARY 2001 UNDERWRITING AGREEMENT

MGM Grand Hotel, LLC, a Nevada limited liability company
MGM Grand Movieworld, Inc., a Nevada corporation
Grand Laundry, Inc., a Nevada corporation
Destron, Inc., a Nevada corporation
Destron Marketing, Inc., a Nevada corporation
MGM Grand Merchandising, Inc., a Nevada corporation
MGM Grand Atlantic City, Inc., a New Jersey corporation
MGM MIRAGE Development, Inc., a Nevada corporation
MGM Grand Detroit, Inc., a Delaware corporation
New York-New York Hotel & Casino, LLC, a Nevada limited liability company Metropolitan Marketing, LLC, a Nevada limited liability company
The Primadonna Company, LLC, a Nevada limited liability company
PRMA, LLC, a Nevada limited liability company
PRMA Land Development Company, a Nevada corporation
PRMA-MS, Inc., a Mississippi corporation
New PRMA Las Vegas, Inc., a Nevada corporation
Mirage Resorts, Incorporated, a Nevada corporation
AC Holding Corp., a Nevada corporation
AC Holding Corp. II, a Nevada corporation
The April Cook Companies, a Nevada corporation
MGM MIRAGE Design Group, a Nevada corporation
Beau Rivage Distribution Corp., a Mississippi corporation
Beau Rivage Resorts, Inc., a Mississippi corporation
Bellagio, LLC, a Nevada limited liability company
Boardwalk Casino, Inc., a Nevada corporation
GNL, Corp., a Nevada corporation
GNLV, Corp., a Nevada corporation
Golden Nugget Aviation Corp., a Nevada corporation
Golden Nugget Manufacturing Corp., a Nevada corporation
LV Concrete Corp., a Nevada corporation
MAC, Corp., a New Jersey corporation
MH, Inc., a Nevada corporation
The Mirage Casino-Hotel, a Nevada corporation
Mirage Leasing Corp., a Nevada corporation
MRGS Corp., a Nevada corporation
Restaurant Ventures of Nevada, Inc., a Nevada corporation
Treasure Island Corp., a Nevada corporation
Beau Rivage Marketing Corp., a Nevada corporation
Bungalow, Inc., a Mississippi corporation
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Country Star Las Vegas, LLC, a Nevada limited liability company
D.A.P. Corporation, a Pennsylvania corporation
EGARIM, Inc., an Alabama corporation
GN Marketing Corp., a New York corporation
GNLV Marketing Corp. -- Canada, a Nevada corporation
GNS Finance Corp., a Nevada corporation
Golden Nugget (ASIA) Ltd., a Nevada corporation
MGM MIRAGE Human Resources, Inc., a Nevada corporation
Golden Nugget Finance Corp., a Nevada corporation
MGM MIRAGE Operations, Inc., a Nevada corporation
Golden Nugget Marketing Corp., a California corporation
Golden Nugget Marketing Corp., a Texas corporation
Golden Nugget Marketing Corp. -- Illinois, a Nevada corporation
M.I.R. Travel, a Nevada corporation
MGM MIRAGE Entertainment and Sports, a Nevada corporation
The Mirage-Golden Nugget Hong Kong, Ltd., a Nevada corporation
The Mirage-Golden Nugget Taiwan, Ltd., a Nevada corporation
Mirage Hawaii Marketing Corp., a Nevada corporation
Mirage International, a Nevada corporation
Mirage Laundry Services Corp., a Nevada corporation
Mirage Resorts of Maryland, Inc., a Maryland corporation
MGM MIRAGE Retail, a Nevada corporation
MGM MIRAGE Risk Management, a Nevada corporation
MGM MIRAGE Restaurant Development, LLC, a Nevada limited liability company Golden Nugget Experience, LLC, a Nevada limited liability company
SHCR Corp., a Texas corporation
See Saw Sign Corp., a Nevada corporation
Treasure Island Productions, Inc., a Nevada corporation
MGM MIRAGE Advertising, Inc., a Nevada corporation
VidiAd, a Nevada corporation
MGM Acquisition Co. #54, a Nevada corporation
MGM Acquisition Co. #55, a Nevada corporation
MGM Acquisition Co. #56, a Nevada corporation
MGM MIRAGE Operations, Inc., a Nevada corporation
MGM MIRAGE Restaurant Development, LLC, a Nevada limited liability company Golden Nugget Experience, LLC, a Nevada limited liability company
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                                    GENERAL

1.  General Information
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    Furnish the following information as to the trustee:

    (a) Name and address of each examining or supervising authority to which it is subject.

             Federal Reserve Bank of New York (2nd District), New York, New York
               (Board of Governors of the Federal Reserve System)
             Federal Deposit Insurance Corporation, Washington, DC
             New York State Banking Department, Albany, New York

     (b)  Whether it is authorized to exercise corporate trust powers.

          The trustee is authorized to exercise corporate trust powers.

2.  Affiliations with the Obligor
    -----------------------------

    If the obligor is an affiliate of the trustee, describe each such affiliation.

          None

Items 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14 and 15:

    The Obligor, currently is not in default under any of its outstanding securities for which United States Trust Company of New York is Trustee. Accordingly, responses to Items 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14 and 15 of Form T-1 are not required under General Instruction B.


16. List of Exhibits
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    T-1.1  --  Organization Certificate, as amended, issued by the State of New
               York Banking Department to transact business as a Trust Company, is incorporated by reference to Exhibit T-1.1 to Form T-1 filed on September 15, 1995 with the Commission pursuant to the Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990 (Registration No. 33-97056).

    T-1.2  --  Included in Exhibit T-1.1 of this Statement of Eligibility.

    T-1.3  --  Included in Exhibit T-1.1 of this Statement of Eligibility.
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16. List of Exhibits
    ----------------
    (cont'd)

    T-1.4  --  The By-Laws of United States Trust Company of New York, as
               amended, is incorporated by reference to Exhibit T-1.4 to Form T-1 filed on September 15, 1995 with the Commission pursuant to the Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990 (Registration No. 33-97056).

    T-1.6  --  The consent of the trustee required by Section 321(b) of the
               Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990.

    T-1.7  --  A copy of the latest report of condition of the trustee pursuant to law or the requirements of its supervising or examining authority.

NOTE
====

As of December 14, 1999, the trustee had 2,999,020 shares of Common Stock outstanding, all of which are owned by its parent company, U.S. Trust Corporation. The term "trustee" in Item 2 refers to each of United States Trust Company of New York and its parent company, U.S. Trust Corporation.

In answering Item 2 in this statement of eligibility as to matters peculiarly within the knowledge of the obligor or its directors, the trustee has relied upon information furnished to it by the obligor and will rely on information to be furnished by the obligor and the trustee disclaims responsibility for the accuracy or completeness of such information.

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Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee,
United States Trust Company of New York, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the 18th day of January, 2001.

UNITED STATES TRUST COMPANY
   OF NEW YORK, Trustee

By: /s/ M. Deborah Gibbons
    -----------------------------
    M. Deborah Gibbons
    Authorized Signer